Exhibit 99.1

Hi everyone,

My name is Adam Cisse and I work on the Operations team here at Masterworks.

I am happy to share with you a new offering on the Masterworks platform, a painting by the American abstract expressionist, Joan Mitchell. In 2021, the San Francisco MoMA and Baltimore Museum of Art co-organized a comprehensive retrospective featuring over eighty of the artist’s works, which ran through August of 2022. The same year, Mitchell’s auction turnover totaled over $65 million, ranking her 35th among all artists.

To provide investment quality offerings by the artist, our acquisitions team has reviewed 130 examples of Mitchell’s paintings from around the world, many of which are priced in excess of $2 million. Of these examples, this is the fourth we have selected to be offered on the Masterworks platform.

The latest offering is an untitled work completed by Mitchell in 1956. The Painting is an important example of the artist’s abstractions, which combine the gestural, calligraphic qualities of Abstract Expressionism with her interest in color and the natural world. Gestural abstract compositions created in 1956, similar to the Painting, are included in several prominent museum collections, such as the Whitney Museum of American Art and the San Francisco Museum of Modern Art, among others.

As of November 2022, examples similar to the Painting in period, scale and composition have achieved prices in excess of $2 million at auction. These include “Untitled” (c.1958-1959), which is larger than the Painting and sold for over $4 million at Christie’s, New York in October of 2020, followed by another untitled work from 1956, which sold for $2.7 million at Sotheby’s, New York in May of 2022, and “Goulphar II” (1959), which sold for just under $2.2 million at Sotheby’s, New York in May of 2021.

Between May 1984 and June 2022, record prices for paintings by the artist sold at auction have grown at an annualized rate of 17.7%.